SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934

Filed by the Registrant                              [ ]

Filed by a party other than the Registrant           [X]

         Check the appropriate box:

[X]      Preliminary Proxy Statement

[  ]     Confidential, for Use of the Commission Only
         (as permitted by Rule 14a-6(e)(2))

[  ]     Definitive Proxy Statement

[  ]     Definitive Additional Materials

[  ]     Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                           DSI Realty Income Fund VII

                (Name of Registrant as Specified in Its Charter)


                           Millenium Investors 2, LLC
                            Everest Investors 3, LLC
                            Everest Investors 12, LLC
                               KM Investments, LLC
                           Everest Properties II, LLC

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[X] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1)  Title of each class of securities to which transaction applies:

         (2)  Aggregate number of securities to which transactions applies:


         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

         (4) Proposed maximum aggregate value of transaction:

         (5) Total Fee paid:

[ ]      Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1) Amount previously paid:

         (2) Form, Schedule or Registration Statement No.:

         (3) Filing party:

         (4) Date filed:

                           Millenium Investors 2, LLC
                         155 N. Lake Avenue, Suite 1000
                               Pasadena, CA 91101



                                  May [_], 2003

TO THE LIMITED PARTNERS OF
DSI REALTY INCOME FUND VII

         Re:     PROTECT YOUR INVESTMENT AND
                 VOTE AGAINST THE GENERAL PARTNER'S PROPOSALS

Dear Limited Partner:

     You should have already received our letter dated May 1, 2003 which described why you should vote AGAINST the proposals (the "Proposals") made by the general partner (the "general partner") of DSI Realty Income Fund VII (the "Partnership"). We have decided to file our own consent solicitation statement to ask you to vote AGAINST the Proposals or if you have already voted for the Proposals, to revoke your vote by completing, signing and returning the enclosed consent form to us. To start, we would like to reiterate some of the points made in our letter as to why you should vote against the Proposals:


     o We believe that the general partner's consent solicitation statement fails to explain the significance of the Proposals it is asking you to approve; and fails to disclose the general partner's conflicts of interest in making the Proposals.

     o If Proposal No. 1 is approved, we believe it is highly likely that the Partnership will continue for an unspecified and potentially long number of years, perhaps beyond most of our lives, and substantially put off the day our investment is cashed out by a sale of the Partnership's properties and a distribution of the net proceeds to the limited partners.

     o If Proposal No. 1 is approved, the limited partners (you and us) will lose significant voting rights and protections regarding whether or not the Partnership should be dissolved or continued upon the occurrence of certain dissolution events.


     o If Proposal No. 2 is approved, we believe the value of our Partnership units will decrease because they will become harder, or impossible, to sell to anyone but the general partner.

     o If Proposal No. 2 is approved, we believe you will no longer be able to sell your Partnership units on secondary market services like the American Partnership Board. One such service has advised us it will cease to effect transfers if Proposal No. 2 passes.

     o If Proposal No. 2 is approved, we believe you will be giving the general partner an effective monopoly on buying your units if you try to sell them. Our experience has shown that most potential buyers do not make offers to purchase limited partnership units if the general partner has a right of first refusal.

     o For the above reasons, we believe the combined effect of the Proposals is potentially to leave you stuck in this Partnership for a much longer time, while at the same time effectively removing all ways for you to get out of this investment other than selling out to the general partner, probably at low prices.

You may have the following questions:

Q: What is Millenium Asking Me to Vote Upon?


A: Millenium is asking you to vote AGAINST Proposals NO. 1 and 2 in the consent solicitation statement sent to you by the general partner. By voting AGAINST these Proposals, you retain your right to vote to dissolve the Partnership and liquidate the assets of the Partnership. You also retain your right to sell your Partnership units to whomever you like instead of being required to first offer your units to the general partner.

Q: Who is Millenium?


A: Millenium and several affiliates are limited partners in the Partnership, all of which are managed by Everest Properties II, LLC ("Everest"). Everest's management has substantial experience in investing in and managing limited partnerships. See "Information Concerning Millenium and Everest."

Q: Why Should I Vote Against the Proposals?

A: The general partner has not indicated it is making any efforts to market the assets of the Partnership for sale. Meanwhile, they are collecting management fees which we believe are above what they should collect. Therefore, in our opinion, the current general partner is not selling the assets of the partnership so that it can continue to collect high management fees at your expense. Now they are asking you to secure their management fees for the what could potentially be a very long time while prohibiting you from voting to sell the Partnership's assets. They are also asking you to essentially eliminate the market for your partnership units by giving them a right of first refusal to buy these units. Based on our experience, no one is going to make even an offer to buy our units if they know that their offer will likely be used by the general partner to buy the units first. We believe these Proposals are self-serving, are not in your best interest and are in violation of the general partner's fiduciary duty to all of us as limited partners.

Q:       What Do I Need to Do Now?


A: After carefully reading and considering the general partner's consent solicitation statement and this Consent Statement, we are asking that you please complete, sign and date the enclosed GREEN consent form by voting AGAINST each Proposal herein and mailing it to us in the self-addressed envelope provided. Hopefully by your vote you can send a clear message to the general partners that it cannot place its financial interest before its fiduciary duty to you.

     We urge you to carefully read the enclosed Consent Solicitation Statement in order to vote your interests. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS. Again, to be sure your vote is represented, please sign, date and return the enclosed GREEN Consent of Limited Partner form as promptly as possible in the enclosed, prepaid envelope. If you have any questions, please do not hesitate to contact Mr. Vahan Saroians at 626-585-5920.

     We recommend strongly that you VOTE AGAINST THE PROPOSALS made by the general partner. We would be pleased to answer any questions you may have about our recommendation; please call and ask for Stacey McClain or David Lesser, at
(626) 585-5920.

                                       Very truly yours,
                                       MILLENIUM INVESTORS 2, LLC



P.S. Vote against both of theses unfair Proposals. You can change your vote until May 26, 2003. Do not be tricked by the general partner into voting against your own interests!

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                           DSI Realty Income Fund VII
                                       by
                           Millenium Investors 2, LLC


                                  May [_], 2003

                         CONSENT SOLICITATION STATEMENT

     Millenium Investors 2, LLC, a California limited liability company ("Millenium") is seeking the written consent (the "Consents") of the limited partners (the "Limited Partners") of DSI Realty Income Fund VII, a California limited partnership (the "Partnership"), to vote against the proposals (the "Proposals") made by the Partnership's general partner (the "general partner") to amend the dissolution provisions of the Partnership and give the general partner the first right of refusal to purchase your Partnership units ("Units").


     This Consent Solicitation Statement (the "Consent Statement") and the accompanying GREEN Consent of Limited Partners form are first being mailed to Limited Partners on or about May [_], 2003. Limited Partners who are record owners of Limited Partnership Interests as of March 31, 2003 (the "Record Date") shall be sent this Consent Statement.

In reviewing this Consent Statement please consider the following:


     Considerations other than those identified, such as investment and tax considerations, exist which should be weighed in deciding how to vote. Limited Partners are advised to read this entire Consent Statement carefully and to consult with their investment and tax advisors before making a decision whether or not to consent to the proposals. You should also send the Consent Solicitation Statement previously sent to you by the general partner of the Partnership, dated April 15, 2003.

     The Consents are solicited upon the terms and subject to the conditions of this Consent Statement, the general partners consent solicitation statement mailed to you on April 15, 2003 and the accompanying form of consent. Record holders of a majority of the outstanding Units is required to approve or disapprove the Proposals.

     Under the Partnership Agreement and California law, Limited Partners do not have dissenters' rights of appraisal in connection with these Proposals.

     THIS SOLICITATION IS BEING MADE BY MILLENIUM AND NOT ON BEHALF OF THE PARTNERSHIP. CONSENTS SHOULD BE DELIVERED TO MILLENIUM.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


     THIS SOLICITATION OF CONSENTS EXPIRES AT 5:00 P.M. PACIFIC TIME ON MAY 26, 2003, UNLESS EXTENDED.

                              AVAILABLE INFORMATION


     The Partnership is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, consent solicitation statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, consent solicitation statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a site on the World Wide Web portion of the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

                  INFORMATION CONCERNING MILLENIUM AND EVEREST


     Millenium is a California limited liability company that was formed in 1998 for the purpose of investing real estate limited partnerships. The sole Manager of Millenium is Everest Properties II, LLC ("Everest"), who manages all of the business affairs of Millenium. Everest and Millenium are affiliates of Everest investors 12, LLC, Everest Investors 3, LLC, KM Investments, LLC, limited partners in the Partnership (collectively "Everest Entities"), all of which are also managed by Everest. Everest Entities own approximately 3.2% limited partnership interests in the Partners. Everest Entities have substantial experience in investing in and managing limited partnerships.

     Everest is a California limited liability company that was formed in 1996 as a diversified real estate-oriented investment firm that specializes in investing in and managing limited partnerships. The principal office of the Everest Entities is 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101; telephone (626) 585-5920.


     The following are the resumes of Everest officers. The business address of each of the officers is 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101.

     W. Robert Kohorst. Mr. Kohorst has been the President of Everest and its predecessor since 1995. He is a lawyer by profession. From 1984 through 1990, Mr. Kohorst was the President of the Private Placement Group for Public Storage, Inc., a national U.S. real estate syndicator. Mr. Kohorst's responsibilities included all structuring, marketing, investor services and accounting services for private placement syndications for Public Storage, Inc., and its affiliates. Upon leaving Public Storage, Inc. in 1990, Mr. Kohorst was the Chief Executive Officer and principal of two businesses, Tiger Shark Golf, Inc., a golf equipment manufacturer, and Masquerade International, Inc., a manufacturer of costumes. In 1991 Mr. Kohorst co-founded KH Financial, Inc., which has been engaged in the acquisition of general partner interests, real estate companies and related assets. Mr. Kohorst has been the President of KH Financial, Inc. from its inception to the present. Mr. Kohorst holds a Juris Doctor from the University of Michigan and a Bachelor of Science degree in accounting from the University of Dayton.

     David I. Lesser. Mr. Lesser has been the Executive Vice President of Everest and its predecessor since 1995. He is a lawyer by profession. From 1979 through 1986, Mr. Lesser practiced corporate and real estate law with Kadison, Pfaelzer, Woodard, Quinn & Rossi and Johnsen, Manfredi & Thorpe, two prominent Los Angeles law firms. From 1986 through 1995, Mr. Lesser was a principal and member of Feder, Goodman & Schwartz and its predecessor firm, co-managing the firm's corporate and real estate practice. Between 1990 and 1992, Mr. Lesser was counsel to Howard, Rice, Nemerovski, Robertson, Canady & Falk. Mr. Lesser is also a Vice President of KH Financial, Inc. Mr. Lesser holds a Juris Doctor from Columbia University and a Bachelor of Arts degree from the University of Rochester.

     Christopher K. Davis. Mr. Davis is a Vice President and the General Counsel of Everest, which he joined in 1998. He is a lawyer by profession. From 1991 to 1995, he practiced securities and corporate law with Gibson, Dunn & Crutcher, a prominent national law firm headquartered in Los Angeles. From 1995 through 1997, he served as Senior Staff Counsel and then Director of Corporate Legal of Pinkerton's, Inc., a worldwide provider of security, investigation and related services. At Pinkerton, Mr. Davis was responsible for directing the corporate section of the legal department. Mr. Davis holds a Juris Doctor from Harvard Law School and a Bachelor of Science degree in Business Administration from the University of California, Berkeley.

     Peter J. Wilkinson. Mr. Wilkinson is a Vice President and the Chief Financial Officer of Everest, which he joined in 1996. He is an accountant by profession. From 1981 through 1987, he worked for Deloitte Haskins and Sells and Coopers and Lybrand in London and Sydney in their audit divisions, gaining significant experience in a variety of industry segments. From 1987 to 1990, he was the company secretary and controller of Gresham Partners, an Australian investment bank where, in addition to being responsible for all financial, tax and administrative matters, he was involved with analyzing leveraged buyout, property finance and business acquisitions. Mr. Wilkinson joined BankAmerica in the United States and from 1991 to 1996 held a number of positions, culminating in being the Division Finance Officer for the Corporate Trust and Mortgage and Asset Backed divisions. In this capacity, he was responsible for presentation of all financial information and financial due diligence during their divestiture. Mr. Wilkinson holds a Bachelor of Science degree from Nottingham University and is an English chartered accountant.

              INFORMATION CONCERNING THE PROPOSALS AND PARTNERSHIP

     Information concerning the Partnership and the General Partner's Proposals is available in the general partner's consent solicitation statement, which you should have received and which is available for free from the website of the Securities and Exchange Commission: www.sec.gov (select "Filings and Forms (EDGAR)" from the home page and follow instructions to search for "DSI Realty Income Fund VII"). Everest's Proxy Solicitation Statement and any other additional soliciting materials are also available for free at the same website.

                      VOTING PROCEDURE FOR LIMITED PARTNER

Distribution and Expiration Date of Solicitation


     This Consent Solicitation Statement and the related Consent are first being mailed to Limited Partners on or about May [_], 2003. Limited Partners who are record owners of Limited Partnership Interests as of the Record Date (March 31,
2003) may execute and deliver a Consent. A beneficial owner of Limited Partnership Interests who is not the record owner of such Limited Partnership Interests must arrange for the record owner of such Limited Partnership Interests to execute and deliver to Millenium a Consent form that reflects the vote of the beneficial owner.

     This solicitation of Consents will expire at 5:00 p.m. Pacific Time on May 26, 2003 (the "Expiration Date") or such later date to which Millenium determines to extend the solicitation. Millenium reserves the right to extend this solicitation of Consents for such period or periods as it may determine in its sole discretion from time to time; provided, however that it will not extend this solicitation past the expiration, as extended, of the general partner's consent solicitation statement. Any such extension will be followed as promptly as practicable by notice thereof by written notice to the Limited Partners, as well as filing with the SEC. All Consents delivered to Millenium will be sent to the Partnership and will remain effective until the Expiration Date, including during any extension thereof, unless validly revoked and not rescinded by a later dated consent delivered to Millenium prior to the Expiration Date. No Consent will be considered effective longer than eleven months from the date it is given.

Voting Procedures and Required Consents


     The consent form included with this Consent Statement can be used by Limited Partners to cast their votes. For each Proposal, Limited Partners should mark a box adjacent to the Proposal indicating that the Limited Partner votes "For" or "Against" the Proposal, or wishes to "Abstain." All Consents that are properly completed, signed and delivered to Millenium, and not validly revoked prior to the Expiration Date, will be given effect in accordance with the specifications thereof. If none of the boxes on the Consent is marked, but the Consent is otherwise properly completed and signed, the Limited Partner delivering such Consent will be deemed to have voted "Against" the Proposals.

     The Partnership has 24,000 Units outstanding, each having one vote. Each Proposal requires the consent of the record holders of a majority of the Limited Partnership Interests of the Limited Partners (the "Required Consents"). Accordingly, adoption of each Proposal requires the receipt without revocation of the Required Consents indicating a vote "For" the Proposal. Millenium is seeking the disapproval of each of the Proposals. No Proposal is conditioned on the approval of another Proposal. The failure of a Limited Partner to deliver a Consent or a vote to "Abstain" will have the same effect as if such Limited Partner had voted "Against" the Proposals. Limited Partnership Interests not voted on Consents returned by brokers, banks or nominees will have the same effect as Limited Partnership Interests voted against the Proposals.

Completion Instructions

     Limited Partners are requested to complete, sign and date the GREEN Consent of Limited Partner form included with this Consent Solicitation Statement and mail, fax, hand deliver, send by overnight courier the original signed Consent to Millenium Investors 2, LLC, 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101, Fax No.: 626-585-5929.

     Consents should be sent or delivered to Millenium at the address set forth on the back cover of this Consent Solicitation Statement. A prepaid, return envelope is included for your convenience.

Revocation of Consents

     Consents may be revoked at any time prior to the Expiration Date, or a Limited Partner may change his vote on one or both Proposals, in accordance with the following procedures. For a revocation or change of vote to be effective, Millenium must receive prior to the Expiration Date a written notice of revocation or change of vote (which may be in the form of a subsequent, properly executed Consent) at the address set forth on the Consent. The notice must specify the name of the record holder of the Limited Partnership Interests and the name of the person having executed the Consent to be revoked or changed (if different), and must be executed in the same manner as the Consent to which the revocation or change relates or by a duly authorized person that so indicates and that submits with the notice appropriate evidence of such authority as determined by Millenium. A revocation or change of a Consent shall be effective only as to the Limited Partnership Interests listed on such notice and only if such notice complies with the provisions of this Consent Solicitation Statement

     Millenium reserves the right to contest the validity of any revocation or change of vote and all questions as to validity (including time of receipt) will be determined by Millenium, subject to the provisions of the Partnership Agreement, as well as state and federal law.

No Dissenters' Rights of Appraisal

     Under the Partnership Agreement and California law, Limited Partners do not have dissenters' rights of appraisal in connection with these Proposals.

Solicitation of Consents


     Neither the Partnership nor the current general partners are participants in this solicitation of Consents. The Everest Entities are the only participants in the solicitation. Millenium will initially bear all costs of this solicitation of Consents, including fees for attorneys and the cost of preparing, printing and mailing this Consent Solicitation Statement, which are currently estimated to be $10,000. To date, Millenium has incurred fees and expenses for this solicitation of approximately $5,000. In addition to the use of mails, certain officers or regular employees of Everest may solicit Consents via telephone, for which no additional compensation will be paid.

     Limited Partners are encouraged to contact Mr. Vahan Saroians of Millenium at the telephone number set forth on the back cover of this Consent Solicitation Statement with any questions regarding this solicitation of Consents and with requests for additional copies of this Consent Solicitation Statement and form of Consent.

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                           DSI Realty Income Fund VII
                        a California Limited Partnership


     Deliveries of Consents, properly completed and duly executed, should be made to Millenium Investors 2, LLC at:

                         155 N. Lake Avenue, Suite 1000
                               Pasadena, CA 91101
                              Fax No.: 626-585-5929

     Questions and requests for assistance about procedures for consenting or other matters relating to this solicitation may be directed to Mr. Vahan Saroians at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Millenium as set forth below.

     No person is authorized to give any information or to make any representation not contained in this Consent Solicitation Statement regarding the solicitation of Consents made hereby, and, if given or made, any such information or representation should not be relied upon as having been authorized by Millenium or any other person. The delivery of this Consent Solicitation Statement shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of Millenium or the Partnership since the date hereof.

                           Millenium Investors 2, LLC
                         155 N. Lake Avenue, Suite 1000
                               Pasadena, CA 91101
                                 (626) 585-5920

                                      [PRELIMINARY] FORM OF CONSENT SOLICITED BY
                                                      MILLENIUM INVESTORS 2, LLC
                                                        EVEREST INVESTORS 3, LLC
                                                       EVEREST INVESTORS 12, LLC
                                                             KM INVESTMENTS, LLC
                                                      EVEREST PROPERTIES II, LLC

DSI Realty Income Fund VII
A California Limited Partnership


CONSENT FORM

This consent form is solicited by Millenium Investors 2, LLC and affiliates regarding the proposals by DSI REALTY INCOME FUND VII, a California limited partnership (the "Partnership") described below.

The undersigned, a limited partner of the Partnership, does hereby revoke all consents executed prior to the date hereof and does hereby vote or abstain and grant or withhold consent as follows:

(a) That paragraphs 5 and 17 of the Partnership's CERTIFICATE AND AGREEMENT OF LIMITED PARTNERSHIP (the "Limited Partnership Agreement") be amended to permit the Limited Partnership to continue through the end of the term of the Partnership even in the event of a dissolution of one of the General Partners of the Partnership.

                   FOR [ ]      AGAINST [ ]       ABSTAIN [ ]

(b) That paragraph 19(b) of the Partnership's CERTIFICATE AND AGREEMENT OF LIMITED PARTNERSHIP (the "Limited Partnership Agreement") be amended to require Limited Partners to offer a right of first refusal to the General Partners to proposed transfers of Limited Partnership Units, except for transfers by gift, inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers from one individual Retirement Account to another.

                   FOR [ ]      AGAINST [ ]       ABSTAIN [ ]


Please sign exactly as your name appears above. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. If shares are held jointly, each holder should sign. CONSENT FORMS THAT ARE SIGNED AND DATED, WITH NO VOTE INDICATED, WILL BE VOTED AGAINST THE PROPOSALS.

Signature:                          ____________________________

Additional Signature (if any):      ____________________________

Print Name:                         ____________________________

Print Additional Name (if any):     ____________________________

Date of Execution:                  ____________________________
RIF A/C #:                          ____________________________
Number of Units Owned:              ____________________________

When  completed,  please  RETURN  this  Consent  in the  enclosed  envelope  to:
Millenium Investors 2, LLC, 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101